Exhibit 99.1

Bright Scholar Enters into Agreement to Acquire Bournemouth Collegiate School

FOSHAN, China, October 2, 2018 (PRNewswire) — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it signed an agreement to acquire Bournemouth Collegiate School (“BCS”) in the United Kingdom.

BCS is an established independent school located in Bournemouth, Dorset, England. It offers day and boarding education from age 2-18 on two campuses. It has a strong global inclusive philosophy based on a traditional UK education. The school currently caters to approximately 600 students, including local students and international boarders from more than a dozen countries.

Jerry He, CEO of Bright Scholar comments, “BCS is a well-established British school with an international outlook. We welcome BCS to the Bright Scholar family. This marks our first step outside China towards building a global network of premium schools which will benefit our students and teachers tremendously with direct access to study and development opportunities overseas.”

The consummation of the proposed acquisition is subject to corporate and regulatory approvals as well as other customary closing conditions.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2018, Bright Scholar operated 67 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended May 31, 2018, Bright Scholar had an average of 35,275 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the negotiation of the definitive agreement and completion of the transactions contemplated in the MOU, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed acquisition, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825